RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis, MN 55474

Income Choice Crediting Methods Endorsement

This endorsement is made a part of the contract to which it is attached and is effective on the Contract Date shown under Contract Data. Except where this endorsement provides otherwise, it is subject to all terms, conditions, and limitations of the contract. If there is any conflict between this endorsement and the contract, including any attached riders and endorsements, these endorsement provisions take precedence.

The following is added to the Definitions provision:

Annualized Income Rate

A declared annualized percentage that is used to determine the Monthly Income. Initial Annualized Income Rates for Your Initial Indexed Account Elections are shown under Contract Data.

Monthly Anniversary

The same Day of each month following the Segment start date. If the Day does not exist in any month, We will consider the last calendar Day of that month as the Monthly Anniversary.

Monthly Income

The amount payable each month for a Segment with an Income Choice Crediting Method.

Trigger

A protection option for certain Crediting Methods. The Trigger percentage is the maximum decrease in the Index rate of return before the Segment will incur a loss. If the Index rate of return is more negative than the Trigger percentage, this option provides no protection and the Segment will incur the full loss. The Trigger percentage for each applicable Indexed Account is shown under Contract Data and will not change.

The following is added to the Crediting Methods provision:

Income Choice Monthly Income

Monthly Income is payable to You as a partial surrender, unless You choose to transfer the Monthly Income to the Interim Account according to any procedures that are then currently in effect. Monthly Income is payable on each Monthly Anniversary except the last Monthly Income for the Segment which will be payable on the Day before the Contract Anniversary.

Monthly Income is calculated as follows:

a x b	where:
c

a =	the Investment Base for the Segment on the date Monthly Income is payable

b =	the Annualized Income Rate

c =	12

Partial surrenders of the Monthly Income may be subject to a surrender charge; however a market value adjustment does not apply.

The Investment Base is not adjusted due to partial surrenders of the Monthly Income.

Income Choice Point-to-Point with a Buffer

The Index rate of return is calculated as follows:

(A/B) – 1 where:

A = the Index Value on the Segment Maturity Date

B = the Index Value on the Segment start date

If the Index rate of return is more negative than the Buffer, the Segment rate of return will equal the Index rate of return plus the absolute value of the Buffer; otherwise, the Segment rate of return will equal zero.

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This Crediting Method may not always be available.

Examples

The following examples assume the Buffer equals -10%, the Annualized Income Rate equals 6%, and the Investment Base equals $100,000. The Monthly Income equals $500 (the $100,000 Investment Base is multiplied by the 6% Annualized Income Rate and divided by 12). The total income received during the contract year equals $6,000.

•	If the Index rate of return is 10%, the Segment rate of return will equal 0%.

•	If the Index rate of return is -6%, the Segment rate of return will equal 0%.

•	If the Index rate of return is -15%, the Segment rate of return will equal -5%.

Income Choice Point-to-Point with a Trigger

The Index rate of return is calculated as follows:

(A/B) – 1 where:

A = the Index Value on the Segment Maturity Date

B = the Index Value on the Segment start date

If the Index rate of return is more negative than the Trigger, the Segment rate of return will equal the Index rate of return; otherwise, the Segment rate of return will equal zero.

This Crediting Method may not always be available.

Examples

The following examples assume the Trigger equals -25%, the Annualized Income Rate equals 6%, and the Investment Base equals $100,000. The Monthly Income equals $500 (the $100,000 Investment Base is multiplied by the 6% Annualized Income Rate and divided by 12). The total income received during the contract year equals $6,000.

•	If the Index rate of return is 10%, the Segment rate of return will equal 0%.

•	If the Index rate of return is -15%, the Segment rate of return will equal 0%.

•	If the Index rate of return is -30%, the Segment rate of return will equal -30%.

The following is added to the Renewal Provision:

On each Contract Anniversary, We declare renewal Annualized Income Rates for applicable Indexed Accounts.

Annualized Income Rates for each Segment are guaranteed through the Segment Maturity Date.

The renewal Annualized Income Rates are determined by Us and at Our discretion. They may be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, product design, competition, the company’s revenues and expenses, cost of hedging, and the Annualized Income Rates currently in effect for new and existing annuity contracts issued by Us.

Annualized Income Rates will not be less than the Guaranteed Minimum Annualized Income Rates as shown under Contract Data.

RiverSource Life Insurance Company

Vice President – Service Operations

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